Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Lebver Global Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which is the Company’s common stock, $0.001 par value per share.

Description of Common Stock

The authorized capital stock of the Company consists of 500,000,000 shares of common stock at a par value of $0.001 per share, and 5,000,000 preferred A shares of stock, par value $0.001.

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore (subject to the rights of the holders of any outstanding preferred stock), holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors to our Board of Directors. Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the voting power of the stockholders is required to effectuate certain fundamental corporate changes such as a merger or an amendment to the Company’s articles of incorporation.

Holders of the Company’s common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no pre-emptive rights, no conversion rights, and there are no redemption provisions applicable to the Company’s common stock.

Description of Series A Preferred Stock

Holders of the Series A Preferred stock are entitled to twenty votes for each share on all matters submitted to a stockholder vote. Holders of Series A Preferred stock do not have cumulative voting rights. Therefore (subject to the rights of the holders of any outstanding common stock), holders of a majority of the shares of Series A Preferred stock voting for the election of directors can elect all of the directors to our Board of Directors. Holders of the Company’s Series A Preferred stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the voting power of the stockholders is required to effectuate certain fundamental corporate changes such as a merger or an amendment to the Company’s articles of incorporation.